AFL-CIO HIT | HOUSING INVESTMENT TRUST

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NEWS HIT Finances Affordable Housing Option for Native Hawaiians Waiting to Come Off of DHHL's Wait List READ MORE


1079

Union Capital @ Work

COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$7.2B	$11.1B	130,433	210.4M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED